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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Grillo, Anthony		Littelfuse, Inc. (LFUS)
	Pleasantville Road	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			February 12, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	New Vernon, NJ 07976 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		2/12/03				(1) A	V		617	A	$17.436		(2) 9,694		I		Deferred Comp

	Common Stock													18,300		D

	Common Stock													1,300		I		By Wife

	Common Stock													6,000		I		By Children

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Options (Right to Buy)		$3.867

	Stock Options (Right to Buy)		$9.625

	Stock Options (Right to Buy)		$11.155

	Stock Options (Right to Buy)		$16.50

	Stock Options (Right to Buy)		$19.00

	Stock Options (Right to Buy)		$20.125

	Stock Options (Right to Buy)		$23.00

	Stock Options (Right to Buy)		$25.20

	Stock Options (Right to Buy)		$25.25

	Stock Options (Right to Buy)		$27.10

	Stock Options (Right to Buy)		$35.50

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

		01/24/07		Common Stock					4,000		D

		02/12/08		Common Stock					4,000		D

		05/06/09		Common Stock					4,000		D

		05/05/10		Common Stock					4,400		D

		04/26/11		Common Stock					4,400		D

		04/30/14		Common Stock					5,000		D

		04/25/12		Common Stock					5,000		D

		04/26/17		Common Stock					5,000		D

		05/01/13		Common Stock					5,000		D

		04/27/16		Common Stock					5,000		D

		04/28/15		Common Stock					5,000		D

Explanation of Responses:

(1) Purchase of 617 shares of Common Stock by the Trustee under the Littelfuse Deferred Compensation Plan for Non-employee Directors (the "Plan") for the benefit of the reporting person in transaction exempt under Rule 16(b)-3. (2) The shares are held by the Trustee of the Plan for the benefit of the reporting person.

/s/ Anthony Grillo	2/12/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.